UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                            FORM 12B-25


                         Notification of Late Filing

   [ ] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K
                [X] Form 10-Q and Form 10-QSB [  ] Form N-SAR


For Period Ended: March 31, 2000    Commission File Number: 0-671


                                PART I

                         MOTOR CLUB OF AMERICA
        ------------------------------------------------------
        (Exact name of Registrant as specified in its charter)


       New Jersey                            22-0747730
-----------------------          ---------------------------------
(State of incorporation)         (IRS Employer Identification No.)

95 Route 17 South, Paramus, New Jersey                07653
----------------------------------------            ----------
(Address of principal executive offices)            (Zip Code)



Issuer's telephone number:     (201) 291-2000

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered under Section 12(g) of the Act: Common Stock (par value) $.50 per share

                         PART II

Form 10-Q cannot be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25  as  follows:

[X] (a) For reasons described in Part III, Form 10-Q for the quarter ended March 31, 2000 cannot be timely filed without unreasonable effort or expense, therefore, we are requesting a five
(5) day extension of time to file such form.

[ ] (b) Form 10-K will be filed on or before the 15th day following its current due date of March 31, 2001.

[ ] (c) The accounting statement or other exhibit required by Rule 12b-25(c)has been attached if applicable.


                           PART III

     Due to ongoing efforts to integrate the Registrant's March 1, 2000 acquisition of Mountain Valley Indemnity Company, management has been delayed in its completion of financial reports for the quarter ended March 31, 2000. Accordingly, management is carefully reviewing the data and analysis for the quarter ended March 31, 2000, to ensure they accurately reflect this transaction. The
Registrant believes that it will have no difficulty in filing the Report on or before the extended due date, which will be May 22, 2000.


                                   PART IV

     (1) Name and telephone number of person to contact in regard to this modification: Patrick J. Haveron, Chief Executive Officer, Executive Vice President and Chief Financial Officer at (201)
291-2112.

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                          [X]  Yes          [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                          [ ]  Yes          [ x ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

     Motor Club of America has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 15, 2000            By: S/Patrick J. Haveron
                                   Patrick J. Haveron
                                   Chief Executive Officer
                                   Executive Vice President and
                                   Chief Financial Officer